EXHIBIT 99-2

PARNASSUS FUNDS

PARNASSUS INCOME FUNDS

RESOLUTIONS FROM REGULAR MEETING OF COMBINED BOARDS OF TRUSTEES (Excerpts relating to renewal of Fidelity Bond and D&O for the period August 15, 2016 to August 15, 2017)

October 31, 2016

A discussion regarding the Fidelity Bond ensued. Following this discussion, upon a motion duly made and seconded, and unanimously carried, it was:

RESOLVED, that the joint Fidelity Bond issued by Chubb Group, in the form previously approved by this Board, shall be renewed and continued with minimum amount of the coverage to be no less than the larger of: (a) the amount provided in the regulations of the Securities and Exchange Commission; or (b) Four Million Six Hundred Thousand Dollars ($4,600,000.00).

FURTHER RESOLVED, that for the Fidelity Bond covering Parnassus Investments and the Funds, Parnassus Investments shall pay 25% of the premiums, with the balance to be allocated among the Funds and portfolios in accordance with their net assets.

FURTHER RESOLVED, that the Funds shall renew and continue their joint recovery agreement with Parnassus Investments, to be effective as long as the Funds and Parnassus Investments maintain a joint fidelity bond, providing that if a recovery is received under that bond as a result of a loss sustained by either or both Funds and Parnassus Investments, then each of the Funds shall be entitled to recover an equitable and proportionate share of the recovery according to their net assets, but at least equal to the amount which each Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by Rule 17g-1. Both the Funds and Parnassus Investments shall be entitled to recover the entire face amount of the bond, but should the loss be more than the amount of the bond, then the Funds shall receive their pro-rata recoveries before Parnassus Investments receives any reimbursement.

FURTHER RESOLVED, that common expenses incurred by the Funds shall be allocated among the Funds and portfolios of the Funds based upon their relative net assets as of the end of the previous fiscal year.

FURTHER RESOLVED , that the proper officers of the Trusts be, and each of them hereby is, authorized to execute, seal and deliver said fidelity bond and to make any and all payments and to do any and all other acts, in the name of the Trusts and on their behalf, as they, or any of them, may determine to be necessary or desirable and proper with the advice of counsel in connection with or in furtherance of the foregoing resolutions.

FURTHER RESOLVED, that the duly authorized officers of the Trusts be, and each hereby is, designated as the officer responsible for making the necessary filings and giving the notices with respect to such bond required by paragraph (g) of Rule 17(g)-1 under the 1940 Act.